SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)1

THE GILLETTE COMPANY

(Name of Issuer)

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

375766102

(CUSIP Number)

MARC D. HAMBURG BERKSHIRE HATHAWAY INC. 1440 KIEWIT PLAZA OMAHA, NEBRASKA 68131 (402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

MARCH 13, 2003

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.      ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 24 pages)

          1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 375766102		SCHEDULE 13D/A	PAGE 2 OF 24 PAGES

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Berkshire Hathaway Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒

(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS

AF, BK

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(e) or 2(f) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware corporation

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

96,000,000 (see Item 5)

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

96,000,000 (see Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

96,000,000 (see Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2% (see Item 5)

14 TYPE OF REPORTING PERSON*

HC, CO

*  See instructions before filling out!

CUSIP NO. 375766102		SCHEDULE 13D/A	PAGE 3 OF 24 PAGES

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

OBH, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒

(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS

AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(e) or 2(f) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware corporation

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

96,000,000 (see Item 5)

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

96,000,000 (see Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

96,000,000 (see Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2% (see Item 5)

14 TYPE OF REPORTING PERSON*

HC, CO

*  See instructions before filling out!

CUSIP NO. 375766102		SCHEDULE 13D/A	PAGE 4 OF 24 PAGES

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

National Indemnity Company

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒

(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS

WC, AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(e) or 2(f) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Nebraska corporation

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

60,000,000 (see Item 5)

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

60,000,000 (see Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,000,000 (see Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7% (see Item 5)

14 TYPE OF REPORTING PERSON*

IC

*  See instructions before filling out!

CUSIP NO. 375766102		SCHEDULE 13D/A	PAGE 5 OF 24 PAGES

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

National Fire and Marine Insurance Company

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒

(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS

WC, AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(e) or 2(f) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Nebraska corporation

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

6,400,000 (see Item 5)

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

6,400,000 (see Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,400,000 (see Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6% (see Item 5)

14 TYPE OF REPORTING PERSON*

IC

*  See instructions before filling out!

CUSIP NO. 375766102		SCHEDULE 13D/A	PAGE 6 OF 24 PAGES

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Columbia Insurance Company

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒

(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS

WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(e) or 2(f) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Nebraska corporation

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

20,800,000 (see Item 5)

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

20,800,000 (see Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,800,000 (see Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0% (see Item 5)

14 TYPE OF REPORTING PERSON*

IC

*  See instructions before filling out!

CUSIP NO. 375766102		SCHEDULE 13D/A	PAGE 7 OF 24 PAGES

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

BH Columbia Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒

(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS

AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(e) or 2(f) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Nebraska corporation

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

20,800,000 (see Item 5)

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

20,800,000 (see Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,800,000 (see Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0% (see Item 5)

14 TYPE OF REPORTING PERSON*

HC, CO

*  See instructions before filling out!

CUSIP NO. 375766102		SCHEDULE 13D/A	PAGE 8 OF 24 PAGES

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

National Liability & Fire Insurance Company

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒

(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS

WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(e) or 2(f) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois corporation

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

800,000 (see Item 5)

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

800,000 (see Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

800,000 (see Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1% (see Item 5)

14 TYPE OF REPORTING PERSON*

IC

*  See instructions before filling out!

CUSIP NO. 375766102		SCHEDULE 13D/A	PAGE 9 OF 24 PAGES

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Cypress Insurance Company

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒

(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS

WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(e) or 2(f) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

California corporation

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

1,600,000 (see Item 5)

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

1,600,000 (see Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,600,000 (see Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2% (see Item 5)

14 TYPE OF REPORTING PERSON*

IC

*  See instructions before filling out!

CUSIP NO. 375766102		SCHEDULE 13D/A	PAGE 10 OF 24 PAGES

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Wesco Financial Corporation

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒

(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS

AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(e) or 2(f) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Nebraska corporation

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

6,400,000 (see Item 5)

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

6,400,000 (see Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,400,000 (see Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6% (see Item 5)

14 TYPE OF REPORTING PERSON*

CO

*  See instructions before filling out!

CUSIP NO. 375766102		SCHEDULE 13D/A	PAGE 11 OF 24 PAGES

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Wesco Holdings Midwest, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒

(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS

AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(e) or 2(f) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Nebraska corporation

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

6,400,000 (see Item 5)

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

6,400,000 (see Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,400,000 (see Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6% (see Item 5)

14 TYPE OF REPORTING PERSON*

CO

*  See instructions before filling out!

CUSIP NO. 375766102		SCHEDULE 13D/A	PAGE 12 OF 24 PAGES

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Blue Chip Stamps

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒

(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS

AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(e) or 2(f) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

California corporation

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

6,400,000 (see Item 5)

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

6,400,000 (see Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,400,000 (see Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6% (see Item 5)

14 TYPE OF REPORTING PERSON*

CO

*  See instructions before filling out!

CUSIP NO. 375766102		SCHEDULE 13D/A	PAGE 13 OF 24 PAGES

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Wesco-Financial Insurance Company

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒

(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS

WC, AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(e) or 2(f) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Nebraska corporation

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

6,400,000 (see Item 5)

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

6,400,000 (see Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,400,000 (see Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6% (see Item 5)

14 TYPE OF REPORTING PERSON*

IC

*  See instructions before filling out!

CUSIP NO. 375766102		SCHEDULE 13D/A	PAGE 14 OF 24 PAGES

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Warren E. Buffett

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒

(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS

AF, PF, OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(e) or 2(f) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. citizen

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		25,677.46 (see Item 5)

	8	SHARED VOTING POWER

96,000,000 (see Item 5)

	9	SOLE DISPOSITIVE POWER

25,677.46 (see Item 5)

	10	SHARED DISPOSITIVE POWER

96,000,000 (see Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

96,025,677.46 (see Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2% (see Item 5)

14 TYPE OF REPORTING PERSON*

IN

*  See instructions before filling out!

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 15 OF 24 PAGES

              Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this Amendment No. 6 to Schedule 13D amends and restates the Schedule 13D, filed in paper format with the Securities and Exchange Commission (the “SEC”) on or around July 28, 1989, as amended thereafter by Amendment Nos. 1 through 5 thereto, filed in paper format with the SEC between August 21, 1989 and April 3, 1991.

ITEM 1.     SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $1.00 per share (the “Common Stock”), of The Gillette Company, a Delaware corporation (“Gillette”).

The principal executive offices of Gillette are located at Prudential Tower Building, Boston, Massachusetts 02199.

ITEM 2.     IDENTITY AND BACKGROUND.

  (a)-(c)     This Schedule 13D is filed by the following individuals and entities (collectively, the “Reporting Persons”):

(1)

Berkshire Hathaway Inc., a Delaware corporation (“Berkshire”), which is a holding company engaged through its subsidiaries in a number of diverse businesses, the most important of which is property and casualty insurance and reinsurance offered on both a direct and reinsurance basis through its insurance subsidiaries;

(2)	OBH, Inc., a Delaware corporation (“OBH”), which is an intermediate holding company between Berkshire and certain subsidiaries of Berkshire;

(3)	National Indemnity Company, a Nebraska corporation (“NICO”), the principal business of which is the property and casualty insurance business;

(4)	National Fire and Marine Insurance Company, a Nebraska corporation (“NFMIC”), the principal business of which is the property and casualty insurance business;

(5)	Cypress Insurance Company, a California corporation (“Cypress”), the principal business of which is worker’s compensation insurance;

(6)	Columbia Insurance Company, a Nebraska corporation (“Columbia”), the principal business of which is the property and casualty insurance business;

(7)	BH Columbia Inc., a Nebraska corporation (“BH Columbia”), which is a holding company and the parent of Columbia;

(8)	National Liability & Fire Insurance Company, an Illinois corporation formerly known as Home and

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 16 OF 24 PAGES

Automobile Insurance Company (“NLFIC”), the principal business of which is the property and casualty insurance business;

(9)

Blue Chip Stamps, a California corporation (“Blue Chip”), the principal business of which is the stamp and motivational program business and, through its subsidiary Wesco (as defined below), the businesses of Wesco (as described below);

(10)

Wesco Financial Corporation, a Delaware corporation (“Wesco”), which is a holding company engaged through its subsidiaries principally in the property and casualty insurance business, the furniture rental business, and the steel service center business;

(11)	Wesco Holdings Midwest, Inc., a Nebraska corporation (“Wesco Holdings”), which is an intermediate holding company between Wesco and WFIC (as defined below);

(12)	Wesco-Financial Insurance Company, a Nebraska corporation (“WFIC”), the principal business of which is the property and casualty insurance business; and

(13)	Warren E. Buffett, a natural person, whose present principal occupation is Chairman and Chief Executive Officer of Berkshire.

WFIC is a wholly owned subsidiary of Wesco Holdings.  Wesco Holdings is a wholly owned subsidiary of Wesco.  Wesco is an 80.1%-owned subsidiary of Blue Chip.  Columbia is a wholly owned subsidiary of BH Columbia.  Each of Blue Chip, BH Columbia, NICO, NFMIC, NLFIC, and Cypress is a wholly owned subsidiary of OBH.  OBH is a wholly owned subsidiary of Berkshire.  Mr. Buffett may be deemed to control Berkshire.

The business address of Mr. Buffett, and the address of the principal business and office of each of Berkshire, OBH, and Wesco Holdings, is 1440 Kiewit Plaza, Omaha, Nebraska 68131.

The address of the principal business and office of each of NICO, NFMIC, Columbia, NLFIC, and WFIC is 3024 Harney Street, Omaha, Nebraska 68131.

The address of the principal business and office of BH Columbia is 4016 Harney Street, Omaha, Nebraska 68131.

The address of the principal business and office of Cypress is c/o Berkshire Hathaway Homestate Companies, 9290 West Dodge Road, Omaha, Nebraska 68114.

The address of the principal business and office of Blue Chip and Wesco is 301 East Colorado Boulevard, Suite 300, Pasadena, California 91101.

The Reporting Persons (other than Mr. Buffett) are sometimes collectively referred to herein as the “Berkshire Entities.”

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 17 OF 24 PAGES

The name of each executive officer and director of each Berkshire Entity, his or her residence or business address, his or her present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted (to the extent that the principal business and address of such corporation or organization are not already disclosed in this Item 1) are set forth on Exhibit F hereto and incorporated herein by reference.

(d) - (e)

No Reporting Person, and, to the best knowledge of the Reporting Persons, none of the executive officers and directors of any of the Berkshire Entities, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)

Each Reporting Person who is a natural person, and, to the best knowledge of the Reporting Persons, each executive officer and director of each Berkshire Entity, is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 20, 1989, pursuant to an agreement, dated July 20, 1998 (the “Purchase Agreement”), between Berkshire and Gillette, NICO, NFMIC, Columbia, Cypress, NLFIC, and WFIC used an aggregate of $600,000,000 to purchase directly from Gillette 600,000 shares of the Series B Cumulative Convertible Preferred Stock of Gillette (the “Series B Preferred Stock”), at a cash purchase price of $1,000 per share.

The Berkshire Entities used internally generated funds to fund this purchase, except that Berkshire borrowed $155,000,000 in short-term funds from the First National Bank of Boston to complete the purchase.  The loan from the First National Bank of Boston was repaid in full on July 26, 1989.

On April 1, 1991, pursuant to a letter agreement, dated February 21, 1991 (the “Letter Agreement”), among Gillette, Berkshire, and the subsidiaries of Berkshire which held the Series B Preferred Stock, the 600,000 shares of Series B Preferred Stock held by those subsidiaries were converted into 12,000,000 shares of Common Stock.

The foregoing description of the terms and provisions of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement.  The Letter Agreement, which was filed in paper format, on or around February 21, 1991 with Amendment No. 3 to this Schedule 13D, as Exhibit D to this Schedule 13D, is incorporated herein in its entirety by reference in response to this Item 3.

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 18 OF 24 PAGES

Since April 1, 1991, as a result of stock dividends, stock splits, and/or other similar events applicable to the Common Stock, these 12,000,000 shares of Common Stock have become, in the aggregate, 96,000,000 shares of Common Stock.

Certain information about the source of funds for shares of Common Stock and director stock options to acquire Common Stock, in each case, directly owned by Mr. Buffett is set forth in Item 5 hereof and is incorporated herein in its entirety in response to this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The securities covered by this Schedule 13D were purchased for investment purposes.

The information set forth in Item 3 hereof is incorporated herein in its entirety in response to this Item 4.

The Purchase Agreement provided that (i) the Berkshire Entities would use their best efforts not to knowingly sell, to any person or group, securities which possess, in the aggregate, over 3% of the general voting power of Gillette’s outstanding voting securities at the time of the sale, except under conditions related to a change in control; (ii) the Berkshire Entities would not sell any Gillette securities owned by them without first giving Gillette or its designee a right of first offer to purchase such securities; and (iii) so long as the Berkshire Entities own securities having at least 5% of the general voting power of the outstanding voting securities of Gillette, Gillette’s directors would use their best efforts to cause Mr. Buffett, Charles T. Munger or another Berkshire designee who is reasonably acceptable to Gillette to be elected to Gillette’s board of directors.

The Purchase Agreement also contained other restrictions, which have since expired, on the ability of the Berkshire Entities to acquire the voting securities of Gillette.  These expired restrictions were summarized in the original Schedule 13D filed by the Reporting Persons on or around July 28, 1989 (the “Original 13D”) and subsequent amendments thereto and are not restated herein.

On March 13, 2003, Gillette and Berkshire executed an Amendment Letter (the “Amendment Letter”) amending the Purchase Agreement in some respects.  The Amendment Letter deletes the requirement for Gillette’s directors to use their best efforts to cause Mr. Buffett, Mr. Munger, or another Berkshire designee to be elected to Gillette’s board of directors.  The Amendment Letter also modifies the right of first offer provisions in the Purchase Agreement in certain respects.  In this regard, it provides that Berkshire may sell up to 3% of Gillette’s common stock in market transactions in any 90-day period if it first gives Gillette the opportunity to purchase such stock at the closing price on the day before the offer, provided that Berkshire is not aware that the ultimate beneficial owner of shares sold by it in such market transactions is a person or group which, as a result of such transaction, will possess over 3% of the general voting power of Gillette’s outstanding voting securities.

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 19 OF 24 PAGES

Since October 19, 1989, Mr. Buffett has been, and currently is, a director of Gillette.  He will resign from Gillette’s board of directors as of Gillette’s 2003 annual stockholders meeting and will cease to be a director following that meeting.

The Certificate of Designation for the Series B Preferred Stock (the “Certificate of Designation”) contained provisions relating to the rights (including voting rights) of a holder of Series B Preferred Stock.  Some of these provisions were summarized in the Original 13D and subsequent amendments thereto.  Because the Reporting Persons no longer hold any Series B Preferred Stock, such summaries are not restated herein.

The description of the terms and provisions of each of the Purchase Agreement, the Amendment Letter, and the Certificate of Designation is qualified in its entirety by reference to such documents.  Each of (i) the Purchase Agreement, which was filed in paper format, on or around July 28, 1989 with the Original 13D, as Exhibit A to this Schedule 13D, (ii) the Amendment Letter, which is filed electronically herewith as Exhibit C to this Schedule 13D, and (iii) the Certificate of Designation, which was filed in paper format, on or around July 28, 1989 with the Original 13D, as Exhibit B to this Schedule 13D, is incorporated herein in its entirety by reference in response to this Item 4.

While none of the Berkshire Entities or other entities within the Berkshire group of companies has any present plans to purchase additional shares of Common Stock or other securities of the Company or to sell any of the shares of Common Stock held by them, they may determine to make such purchases or sales, in the open market or otherwise, depending upon price, market conditions, availability of or need for funds, evaluation of alternative investments, and other factors.  Mr. Buffett, from time to time, may acquire shares of Common Stock by exercising director stock options held by him and may determine to sell or otherwise dispose of such shares.

Other than as set forth above, the Reporting Persons do not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of Gillette or the disposition of securities of Gillette; (b) an extraordinary corporate transaction involving Gillette or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Gillette or any of its subsidiaries; (d) any change in the present board of directors or management of Gillette (except to the extent that Mr. Buffett, as a current director of Gillette, may be involved in the nomination of candidates for election or appointment to Gillette’s board of directors prior to his resignation from Gillette’s board of directors as of Gillette’s 2003 annual stockholders meeting); (e) any material change in the present capitalization or dividend policy of Gillette; (f) any other material change in Gillette’s business or corporate structure; (g) changes in Gillette’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Gillette by any person; (h) causing a class of securities of Gillette to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Gillette becoming eligible for termination of registration

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 20 OF 24 PAGES

pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any other similar action.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) - (b)

The following table sets forth the aggregate number of shares of Common Stock held of record by each Reporting Person and the approximate percentage of the outstanding Common Stock such shares represent:

Reporting Person	Shares	Approximate Percentage [2]

NICO	60,000,000	5.7%
NFMIC	6,400,000	0.6%
Columbia	20,800,000	2.0%
NLFIC	800,000	0.1%
Cypress	1,600,000	0.2%
WFIC	6,400,000	0.6%

Total	96,000,000	9.2%

Reporting Persons not listed in the table above do not hold any Common Stock of record.  However, such Reporting Persons may be deemed to beneficially own some or all of the Common Stock listed in the table above by virtue of their ownership or control of the Reporting Persons which hold Common Stock of record.[3]  In particular, each Reporting Person listed in the table above may be deemed to share voting and dispositive power over the shares of Common Stock held of record by such Reporting Person with each other Reporting Person that is within the same chain of ownership or control of such Reporting Person.

Berkshire, as the ultimate parent of the Berkshire Entities, thus may be deemed to beneficially own, and may be deemed to share voting and dispositive power over, in the aggregate, 96,000,000 shares of Common Stock, or approximately 9.2% of the outstanding Common Stock.

Because Mr. Buffett may be deemed to control Berkshire, he may be deemed to beneficially own, and may be deemed to share voting and dispositive power over, the 96,000,000 shares of Common Stock

          2 Calculation of percentage ownership herein is based on 1,044,224,346 shares of Common Stock estimated to be outstanding as of January 31, 2003, as reported by Gillette in its Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed by Gillette with the SEC on March 5, 2003.

          3 As mentioned previously in Item 1 hereof, (i) WFIC is a wholly owned subsidiary of Wesco Holdings; (ii) Wesco Holdings is a wholly owned subsidiary of Wesco; (iii) Wesco is an 80.1%-owned subsidiary of Blue Chip; (iv) Columbia is a wholly owned subsidiary of BH Columbia; (v) each of Blue Chip, BH Columbia, NICO, NFMIC, NLFIC, and Cypress is a wholly owned subsidiary of OBH; (vi) OBH is a wholly owned subsidiary of Berkshire; and (vii) Mr. Buffett may be deemed to control Berkshire.

CUSIP NO. 375766102		SCHEDULE 13D/A	PAGE 21 OF 24 PAGES

that may be deemed to be beneficially owned by Berkshire.  In addition, Mr. Buffett directly owns, and has sole voting and dispositive power over, in the aggregate, (x) 2,010.46 shares of Common Stock, which he had acquired with personal funds, and (y) director stock options, which were issued to him by Gillette in connection with his services as a director of Gillette, that are currently exercisable, or will become exercisable within the next 60 days, for 23,667 shares of Common Stock.  Accordingly, Mr. Buffett may be deemed to beneficially own, in the aggregate, 96,025,677.46 shares of Common Stock, or approximately 9.2% of the outstanding Common Stock.

Other than as set forth above, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the executive officers and directors of any of the Berkshire Entities, beneficially own any Common Stock.

(c)

On February 10, 2003, Mr. Buffett acquired 17,333 shares of Common Stock by exercising director stock options for (i) 4,000 shares of Common Stock at an exercise price of $12.31 per share, (ii) 4,000 shares of Common Stock at an exercise price of $16.74 per share, (iii) 4,000 shares of Common Stock at an exercise price of $20.45 per share, (iv) 4,000 shares of Common Stock at an exercise price of $27.13 per share, and (v) 1,333 shares of Common Stock at an exercise price of $26.08 per share.  On the same date as such exercise, Mr. Buffett disposed of all 17,333 of these shares by (x) delivering 11,942 of them to Gillette, at a value of $28.57 per share, as payment of the exercise price for such exercise, and (y) selling the remaining 5,391 shares on the open market for $28.40 per share.

(d) - (e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Items 3 and 4 hereof is incorporated herein in its entirety by reference in response to this Item 6.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

	Exhibit No.	Description of Exhibit

	A	Agreement, dated July 20, 1998, between Gillette and Berkshire for the purchase of the Series B Preferred Stock (incorporated herein by reference to Exhibit A of the Original 13D).

	B	Certificate of Designation for the Series B Preferred Stock, including a Certificate of Correction thereto (incorporated herein by reference to Exhibit B of the Original Schedule 13D).

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 22 OF 24 PAGES

C	Amendment Letter, dated as of March 13, 2003, between Gillette and Berkshire (filed herewith).

D

Letter Agreement, dated February 21, 1991, among Gillette, Berkshire, and certain subsidiaries of Berkshire (incorporated by reference to Exhibit D of Amendment No. 3 to this Schedule 13D, filed with the SEC on or around February 21, 1991).

E	Agreement to File Schedule 13D Jointly, among the Reporting Persons, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (filed herewith).

F	Certain Information about the Executive Officers and Directors of the Reporting Persons (filed herewith).

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 23 OF 24 PAGES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:     March 14, 2003

BERKSHIRE HATHAWAY INC.		OBH, INC.

By:	/s/ MARC D. HAMBURG	By:	/s/ MARC D. HAMBURG

	Name: Marc D. Hamburg		Name: Marc D. Hamburg
	Title: Vice President		Title: Vice President

NATIONAL INDEMNITY COMPANY		NATIONAL FIRE AND MARINE INSURANCE COMPANY

By:	/s/ MARC D. HAMBURG	By:	/s/ MARC D. HAMBURG

	Name: Marc D. Hamburg		Name: Marc D. Hamburg
	Title: Treasurer		Title: Treasurer

CYPRESS INSURANCE COMPANY		COLUMBIA INSURANCE COMPANY

By:	/s/ RODNEY ELDRED	By:	/s/ MARC D. HAMBURG

	Name: Rodney Eldred		Name: Marc D. Hamburg
	Title: Vice President		Title: Treasurer

BH COLUMBIA INC.		NATIONAL LIABILITY & FIRE INSURANCE COMPANY

By:	/s/ MARC D. HAMBURG	By:	/s/ MARC D. HAMBURG

	Name: Marc D. Hamburg		Name: Marc D. Hamburg
	Title: President		Title: Treasurer

BLUE CHIP STAMPS		WESCO FINANCIAL CORPORATION

By:	/s/ JEFFREY L. JACOBSON	By:	/s/ JEFFREY L. JACOBSON

	Name: Jeffrey L. Jacobson		Name: Jeffrey L. Jacobson
	Title: Vice President		Title: Vice President

WESCO HOLDINGS MIDWEST, INC.		WESCO-FINANCIAL INSURANCE COMPANY

By:	/s/ MARC D. HAMBURG	By:	/s/ MARC D. HAMBURG

	Name: Marc D. Hamburg		Name: Marc D. Hamburg
	Title: Treasurer		Title: Assistant Secretary

WARREN E. BUFFETT

/s/ WARREN E. BUFFETT

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 24 OF 24 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

A	Agreement, dated July 20, 1998, between Gillette and Berkshire for the purchase of the Series B Preferred Stock (incorporated herein by reference to Exhibit A of the Original 13D).

B	Certificate of Designation for the Series B Preferred Stock, including a Certificate of Correction thereto (incorporated herein by reference to Exhibit B of the Original Schedule 13D).

C	Amendment Letter, dated as of March 13, 2003, between Gillette and Berkshire (filed herewith).

D

Letter Agreement, dated February 21, 1991, among Gillette, Berkshire, and certain subsidiaries of Berkshire (incorporated by reference to Exhibit D of Amendment No. 3 to this Schedule 13D, filed with the SEC on or around February 21, 1991).

E	Agreement to File Schedule 13D Jointly, among the Reporting Persons, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (filed herewith).

F	Certain Information about the Executive Officers and Directors of the Reporting Persons (filed herewith).